VISION FINANCIAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2018







UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2017 (MM/DD/YY) AND ENDING JUNE 30, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 LONG RIDGE ROAD, 3 NORTH
(No. and Street)

STAMFORD	CT	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (203) 388-2660
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'CONNOR DAVIES, LLP
(Name – *if individual, state last, first, middle name*)

665 FIFTH AVENUE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS, LLC, as of JUNE 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

KRISTEN RIOLO

Notary Public

Kristen Riolo
My Commission Expires 04/30/2019
Notary Public
State of Connecticut

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Subscribed and Sworn to before me, a Notary Public, in and for County of FAIRFIELD **and State of Connecticut, this** 30 **day of** JUNE 2018

Notary Public

Date Commission Expires: April 30 2019

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Vision Financial Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (the "Company") as of June 30, 2018 and the related notes to the statement of financial condition (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As more fully described in Note 9, *Contingencies and Guarantees*, the Company is involved in various legal and regulatory matters for which the Company has adjusted its reserves based on management's best estimate of the Company's exposure. The ultimate outcome of these matters cannot presently be determined, but management is of the opinion that it will not have a material impact on the Company's financial position. Nevertheless, due to these uncertainties, it is at least reasonably possible that management's view of the outcome will change in the near term. Our opinion is not modified with respect to that matter.

PKF O'Connor Davies, LLP

We have served as the Company's auditor since 2015.

August 29, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867 8000 or 212.286 2600 I Fax: 212.286 4080 I www.pkfod.com

VISION FINANCIAL MARKETS LLC
Statement of Financial Condition
June 30, 2018

ASSETS

Cash	$ 2,810,920
Cash segregated in compliance with federal and other regulations	49,918,641
Total cash	52,729,561
Securities owned, at fair value (pledged $16,137,732 as collateral)	41,708,825
Receivable from futures commission merchant (cash of $328,968)	328,968
Receivable from and deposit with clearing organizations (cash of $19,617,105)	19,617,105
Receivable from brokers or dealers	4,506,039
Receivable from customers	38,937,844
Receivable from non-customers	5,537
Securities borrowed	37,458,890
Exchange memberships, at cost (fair value $128,000)	166,100
Secured demand notes	16,335,000
Accrued interest and dividends receivable	178,495
Receivable from affiliates	72,257
Other assets	2,110,823
TOTAL ASSETS	**$ 214,155,444**

LIABILITIES AND MEMBERS' EQUITY

Payable to customers	$ 64,753,477
Payable to brokers or dealers and clearing organizations	773,718
Payable to non-customers	11,239,024
Bank loan payable	24,722,715
Securities sold, not yet purchased, at fair value	9,759,768
Securities loaned	63,038,950
Cash collateral on secured demand notes	3,416,098
Accounts payable, accrued expenses and other	9,483,650
TOTAL LIABILITIES	**187,187,400**
Liabilities subordinated to the claims of general creditors	16,435,000
Members' equity	10,533,044
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 214,155,444**

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer operating on a self-clearing basis and clears and/or carries customer accounts introduced by correspondents. The Company's primary self-regulator (designated examining authority) is the Financial Industry Regulatory Authority ("FINRA"). As a broker dealer, the Company is a member of a number of US Stock and Option Exchanges. It is a clearing member of the Options Clearing Corporation and is a clearing participant of the Depository Trust Company ("DTC"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

Commission and fee revenues primarily arise from agency transactions in listed equity and fixed income securities, sales of mutual funds, and options. Commission and fee revenues are recognized in the accounts on trade date.

Investment Valuation and Income Recognition

Securities Owned and Securities Sold Not Yet Purchased are carried at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is reported on the accrual basis and dividends are recorded on the ex-dividend date.

Realized and unrealized gains and losses on investments are included in the determination of net gain from securities trading.

The Company earns income from stock loan rebates from the lenders of securities to the Company who reinvest the cash collateral pledged by the Company, which is also included in net gain from securities trading. In the case of non-cash collateral, including equities, corporate bonds and other products, a fee is charged to the Company by the lender of the securities. These fees are an offset to the stock rebates. Included in the net gain from securities trading of $373,950 is $536,287 of stock loan rebates that relate to the year ended June 30,2017. Had this income been recognized in the prior year, the Company would have had a net loss from securities trading of $162,327 for the year ended June 30, 2018.

Correspondent Guaranteed Fee

The Company, in its capacity as a self-clearing securities broker dealer and member of exchanges holds an error account for various correspondents. Such account shall be used solely in such instances that a correspondent, in the normal course of its business experiences an "Error" (defined as a transaction that is erroneous in nature and cannot be applied to a correspondent account). The correspondent shall be responsible for any losses which occur in the error account.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purposes of supporting clearing and settlement activities. Customer collateral pledged is not reflected on the Statement of Financial Condition.

Foreign Currency Transactions

Realized and unrealized gains and losses resulting from foreign currency transactions are included in net income.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

Income Taxes
No federal, state or local income taxes have been provided on profits of the Company since the members are individually liable for the taxes on their share of the Company's income or loss. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax.
The Company accounts for income taxes under ASC 740, *Income Taxes*, which provides guidance related to the evaluation of uncertain tax positions. ASC 740 requires that management evaluate whether a tax position of the Company is "more-likely-than-not" to be sustained upon examination by the applicable taxing authority, including resolutions of any related appeals or litigation process, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Derecognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members' capital.
Based on its analysis, management has concluded that no liability for unrecognized tax exposures should be recorded related to uncertain tax positions, including consideration of penalties and interest, for open calendar tax years 2015, 2016, and 2017, or expected to be taken on the Company's 2018 tax returns. Management's conclusions regarding the Company's uncertain tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. Management does not expect that the total amount of unrecognized tax benefit will materially change over the next twelve months.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash
For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company maintains its cash at highly accredited financial institutions with balances that, at times, may exceed federally insured limits.

Customer receivables and payables
Accounts receivable from and payable to customers include amounts due/owed on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

Other Assets
Other Assets are comprised of receivables generated in the normal course of business, including investment in DTC and rent security deposits.

Use of Estimates in Financial Statements
Management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. ASSETS SEGREGATED UNDER THE SECURITIES EXCHANGE ACT OF 1934(SEA) AND REGULATIONS THEREUNDER

The Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the SEA, in connection with transactions in securities. At June 30, 2018, segregated assets included in the statement of financial condition were as follows:

Cash $ 46,084,340

Assets in segregation exceeded the segregation requirements by $2,480,608 after considering the withdrawal made within the allowable time frame on July 2, 2018.
Also included in Cash - Segregated in statement of financial condition was $3,834,301 held in PAB Reserve Bank Accounts.

NOTE 4.   SUBORDINATED LIABILITIES

The Company has subordinated loans totaling $16,435,000, consisting of cash subordinations of $100,000 (bearing interest at 6% per annum) and secured demand note agreements of $16,335,000 (bearing interest at 3% to 11.65% per annum), all of which mature as follows:

| | | Subordinated loans | |
	Cash	Pursuant to secured demand note agreements	Total
Years ending June 30,			
2019	$ 100,000	$12,500,000	$ 12,600,000
2020	-	2,610,000	2,610,000
2021	-	500,000	500,000
Thereafter	-	725,000	725,000
	$ 100,000	$ 16,335,000	$ 16,435,000

Subordinated loans pursuant to secured demand note agreements in the amount of $2,835,000 meet the definition of equity subordinations. These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are available in computing adjusted net capital under the SEA Rule 15c3-1. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEA Rule 15c3-1 capital regulations governing the withdrawal of subordinated debt.

NOTE 5.   OPERATING AGREEMENT

The Company currently has four classes of membership: Class A Common (owned 100% by the Managing Members), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations), Class B Common (currently reserved and not issued) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. Residual income, after allocation of the preferred membership interests, is credited to the Managing Members.

The Company will continue in perpetuity or up to the occurrence of any of the events described in the Operating Agreement.

NOTE 6.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to SEA Rule 15c3-1, the Uniform Net Capital Rule. The Company has elected the alternative standard which requires the maintenance of minimum net capital equal to the greater of 2% of combined aggregate debit items, as defined, or $250,000. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. At June 30, 2018, the Company's net capital of $21,560,632 calculated under SEA Rule 15c3-1, was $20,703,585 in excess of its minimum requirement of $857,047.

NOTE 7.   FAIR VALUE MEASUREMENTS

The Company's recurring assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2018. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy.

Assets

Securities owned at fair value		Level 1		Level 2		Total
Equities	$	27,552,417	$	-	$	27,552,417
Corporate Debt		-		10,101,169		10,101,169
Options		3,752,353		-		3,752,353
Municipal Debt		-		302,886		302,886
	$	31,304,770	$	10,404,055	$	41,708,825

Liabilities		Level 1		Level 2		Total
Securities sold, not yet purchased at fair value						
Equities	$	5,003,960	$	-	$	5,003,960
Options		4,755,808		-		4,755,808
	$	9,759,768	$	-	$	9,759,768

The Company didn't hold any assets or liabilities valued using level 3 inputs at June 30, 2018. During the year ended June 30, 2018, there were no transfers in or out of Levels 1, 2, or 3 of the fair value hierarchy.

Fair Value of Short-Term Financial Instruments

The carrying amount of cash; receivables/payables from customers and non-customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; subordinated loans/secured demand notes; securities sold under agreements to repurchase; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 7.   FAIR VALUE MEASUREMENTS (continued)

Securities Borrowed and Securities Loaned

The Company borrows securities from other broker or dealers to make deliveries or to facilitate short sales. Securities borrowed are accounted for as collateralized financings and are recorded at contract value, representing the amount of cash provided for securities borrowed transactions (generally 5% in excess of market values). The adequacy of the collateral deposited for securities borrowed is continuously monitored and adjusted when considered necessary to minimize the risk associated with this activity. As of June 30, 2018, the contract value was $37,458,890 and the respective collateral market value of borrowed securities was approximately $35,500,000.

In securities loaned, the Company receives collateral in the form of cash generally 5% in excess of the market value of the securities loaned. The market value of securities loaned is monitored on a daily basis. As of June 30, 2018, the contract value was $63,038,000 and the respective collateral market value of loaned securities was approximately $59,000,000.

NOTE 8.   RELATED PARTY TRANSACTIONS

Customer Commissions

Included in commission revenue are commissions earned on the securities accounts of management and employees and introduced customers of Vision Brokerage Services, L.L.C. ("VBS"). For the year ended June 30, 2018, VBS earned $897,029 in net commissions from customer agency transactions and mark-up/mark-down riskless principal transactions introduced to VFM,

Due From Affiliated Companies Under Common Control

The Company provides monthly administrative staff and office expenses to VBS for which it charges $9,000 per month. At June 30, 2018, the Company was owed $34 by VBS..

The Company shares certain personnel, office space, and provides certain hardware, software, and technology solutions to High Ridge Futures LLC ("HRF"). The amount paid to the Company by HRF was $687,763 for the year ended June 30, 2018. At June 30, 2018, the Company was owed $68,448 by HRF.

The Company pays certain employee-related expenses for High Ridge Holding Company ("HRH") and is reimbursed 100%. The amount paid to the Company by HRH was $82,473 for the year ended June 30, 2018. At June 30, 2018, the Company was owed $259 by HRH.

The Company shares office space and supplies with Vision Investment Advisors, LLC ("VIA"), for which it charges $600 per month. It also pays certain employee-related expenses and is reimbursed 100% by VIA. During 2018, the total received by VIA in connection with these services was $39,702 and the Company was owed $3,516 at June 30, 2018.

NOTE 8.   RELATED PARTY TRANSACTIONS (continued)

Subordinated Liabilities
At June 30, 2018, the Company owed $10,960,000 of subordinated liabilities to related parties. During the year ended June 30, 2018, $544,966 of interest was paid on these subordinated liabilities at interest rates between 4% and 11.65% per annum.

NOTE 9.   CONTINGENCIES AND GUARANTEES

In the normal course of business, the Company is subject to various lawsuits and regulatory actions, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers and carried customer activities for correspondents.

The Company was a contingent party to a bankruptcy proceeding dating back to August 2007. Management and internal legal counsel have reviewed the progress of the bankruptcy proceedings with the Trustee for the bankruptcy, and as a result, have determined that the Company's remaining exposure is remote. Accordingly, the Company reduced its reserve balance from $1.5 million to zero during the year and recorded a $1.5 million non-operating gain.

The Company has been involved with regulatory matters related to SEA Rule 15c3-3 reserve account calculations, anti-money laundering compliance ("AML"), and compliance with prospectus delivery rules and requirements. At June 30, 2017, the Company had reserves of approximately $2 million in connection with these matters. Management and legal counsel have monitored these matters and determined that the Company's exposure has been substantially reduced at June 30, 2018. Accordingly, the Company reduced its reserve to $725,000.

In addition, the Company had previously guaranteed certain operations of a third party commodities broker and as a result of an early stage regulatory enforcement matter at this 3rd party for which, management had accrued a $2 million reserve at June 30, 2017. As a result of communications between Management, legal counsel and the respective regulator, this reserve has been reduced to $200,000 as of June 30, 2018. These reversals are included in adjustments to legal regulatory accruals in the statement of operations for the year ended June 30, 2018.

The actual amounts of such fines, penalties, and guarantees are not yet known but the Company believes it is fully reserved at June 30, 2018.

NOTE 10.   LEASE COMMITMENTS

The Company has two leases for office space as of June 30, 2018 with the following expirations: May 2019 and January 2023. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments subject to escalation, net of future reimbursement of $609,783 from High Ridge Futures LLC, are as follows:

Year ending June 30,	
2019	$ 172,196
2020	138,500
2021	138,500
2022	138,500
2023	74,251
	$ 661,947

Rent expense incurred for the year ended June 30, 2018 was $163,264 net of High Ridge Futures LLC, reimbursement.

NOTE 11.   EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company contributed $21,177 for the year ended June 30, 2018.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions through agreements with 3rd party brokers or dealers and executing brokers of certain correspondents.

For securities, these activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company's clearing agreements with broker or dealers for which it provides clearing services indemnify the Company if customers fail to satisfy their contractual obligation.

NOTE 12 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the Company directly clears and carries customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations which could result in a loss to the Company. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker or dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to settlement risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company temporarily loans securities to other broker-dealers in connection with its business. The Company receives cash collateral valued at 105% of the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash collateral when necessary.

NOTE 12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (continued)

The Company temporarily borrows securities from other broker-dealers in connection with its business. The Company deposits cash collateral valued at 105% of the securities borrowed. Decreases in securities prices may cause the fair value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company controls this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis, and by requiring collateral exceeding 105% of securities borrowed to be returned by the counterparties when necessary.

NOTE 13.   REGULATORY MATTERS

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or the supervisory policies of these agencies. See Note 9.

NOTE 14.   SHORT-TERM BORROWINGS

The Company had $40 million of secured lines of credit with 2 banks and a $25 million Repurchase Agreement with a bank outstanding at June 30, 2018. The Company had $24.7 million outstanding on the secured lines and $0 of borrowings outstanding on the repurchase agreement for the year then ended. The Company pays interest at federal funds rate plus 1% and the broker call rate on the two secured bank lines of credit.

NOTE 15.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 29, 2018, the date the financial statements were available to be issued, and no events have been identified which require disclosure.